Jeannot's Furnishings of Florida, Inc.
                           400 S. Pointe Drive, #1704
                           Miami Beach, Florida 33139
                             Telephone 754 234-9455
                             Telecopier 954 321-9118

                                                                 May 9, 2007

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549
Attn: Janice McGuirk

Re:        Jeannot's Furnishings of Florida, Inc.
             Registration Statement on Form SB-2
             File No. 333-137815

Ladies and Gentlemen:

         Reference is made to the above-captioned registration statement filed by Jeannot's Furnishings of Florida, Inc. (the "Registrant") with the Securities and Exchange Commission on October 5, 2006 and subsequently amended (the "Registration Statement").

      The Registrant has determined to withdraw the Registration Statement. The filed Registration Statement has not become effective. Accordingly, the Registrant hereby requests the immediate withdrawal of the Registration Statement together with all exhibits thereto.

         The Registrant filed its Registration Statement in October 2006. Since that time, there have been a number of events, both with respect to the structure of the Company and its financing plans, and other events specific to the Registrant that have materially changed the circumstances of filing the Registration Statement. Accordingly, the Registrant believes it is in its best interest to withdraw the Registration Statement at this time. The pursuit of a registration is still in the Registrant's long term plans. Therefore, on behalf of the Board of Directors of the Registrant, the Registrant respectfully requests that the Commission consent to the withdrawal of its Registration Statement.

      Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (954) 321-9118, with a copy to Roxanne K. Beilly, Esq. at Schneider Weinberger & Beilly LLP at (561) 362-9612.

        Please do not hesitate to call the undersigned at (754) 234-9455 or Roxanne K. Beilly of Schneider Weinberger & Beilly LLP at (561) 362-9595 with any questions you may have regarding this letter.


                                              Sincerely,


                                              /s/ Jeannot McCarthy
                                              -----------------------
                                              Jeannot McCarthy
                                              Chief Executive Officer


cc:    Roxanne K. Beilly, Esq.